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EXHIBIT 16.1

                                                    [ ] 25220 Hancock Avenue
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[SWENSON ADVISORS LOGO]                                 Murrieta, CA 92562
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                                                             800-783-3289
                                                        Fax: 951-445-4701

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    WORLDWIDE SERVICES THROUGH                               888-757-8606
    INTEGRA*INTERNATIONAL                               Fax: 619-237-3401


        December 2, 2008


        Securities and Exchange Commission
        100 F Street, N.E.
        Washington, D.C. 20549-7561


        Dear Sirs/Madams:

        Swenson Advisors, LLP ("Swenson") has been provided I/OMagic Corporation's (the "Company") Form 8-K dated as of November 17, 2008. Pursuant to Form 8-K, Item 4.02(c)(2), Swenson agrees, disagrees and comments on the matters set forth in the Company's Form 8-K, as follows:

        CHRONOLOGY OF EVENTS
        --------------------

        In early September 2008, Swenson, the Company's former auditor, in preparation for potentially issuing a consent to the Company's 2008 Form 10-K, discovered on its own that a civil judgment (the "Judgment") following trial had been entered against the Company's then current Chief Financial Officer ("CFO"), Thomas L. Gruber, in June 2007. The Judgment was for breach of contract and deceit and fraud in the inducement, in connection with a contemplated securities transaction (a merger) involving an unrelated company.

        Swenson immediately brought this matter to the attention of the Company's outside legal counsel. In early September 2008, such counsel acknowledged that it had been aware of the Judgment since approximately mid-2007 and was providing certain legal services to the CFO in connection with the matter. Counsel also stated that it had advised the CFO to fully inform the Company's Chief Executive Officer, Board of Directors, Audit Committee, and Swenson of the matter.

        At no time during Swenson's audits of the Company did the CFO disclose that, among other things, a Judgment had been entered against him related to allegations of fraud and deceit. In addition, the Company's CEO, Audit Committee and other Board Members did not notify Swenson of this Judgment during the audit or review process. Furthermore, in connection with the audit process, Swenson requested certain standard AICPA/ABA legal letter inquiries of the Company's outside counsel pursuant to PCAOB audit standards. Such counsel never informed Swenson of the Judgment against the CFO.

        Swenson also learned that this litigation involving the CFO was not disclosed in the standard disclosure checklist circulated to public company officers and directors in preparation for the annual proxy statement for the Company's annual meeting and Form 10-K for 2007. In fact, Swenson recently learned that the CFO did not return his internal inquiry checklist for this period.


                     A Firm of Certified Public Accountants
                             www.swensonadvisors.com


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                                                                  [SWENSON LOGO]


In September 2008, Swenson requested a meeting with the Company's Audit Committee and CEO. During the meeting, Swenson recommended that the Audit Committee conduct an investigation into this matter, and that the findings should be provided to Swenson. Swenson advised at the meeting that, depending upon the findings, it was possible that Swenson would determine to withdraw its consent to prior opinions on the Company's audited or reviewed financial statements until, if possible, additional procedures could be performed to ascertain the impact of this matter on the Company's financial statements.

On October 22, 2008, Swenson received the Audit Committee's investigation report, which included, among other things, the following conclusions: The CFO's actions and/or inactions had resulted in an overall lack of confidence in his abilities and his veracity and the Committee's lack of confidence in the Company's previously filed financial statements. The report went on to state that the Audit Committee recommended to the management that the CFO resign.

Swenson met in person with the Chairman of the Audit Committee on November 11, 2008 to discuss this matter further, and also stated to him that under these circumstances he may want to consider whether to retain independent legal counsel for the Audit Committee. We also discussed with the Chairman the type and nature of additional audit procedures that Swenson may require in connection with this matter in order to reissue consents on its opinions for the audits and reviews conducted to date in the event Swenson withdrew their opinions. The Chairman also noted his concerns with respect to management's lack of timely action in response to the conclusions of the Audit Committee's report, which had been issued approximately three weeks earlier. The Audit Committee Chairman also stated that, despite the Audit Committee's recommendations, he was not certain of when or if the Company was going to make any changes with respect to the CFO position in the near future.

Swenson learned on November 17, 2008 that the Company filed on Form 8-K (Form 12b-25) a notification of a late filing for the nine months and quarter ended September 30, 2008. In that filing, the CFO noted that the Company intended to file its quarterly financials 48 hours later on November 19, 2008. In discussions with the Audit Committee on November 11, 2008, Swenson stated clearly that the Company should not file any further financial statements that reflected the opinions on the audits or reviews conducted by Swenson due to the conclusions of the October 22, 2008 Audit Committee investigation report and the underlying facts surrounding this matter until they were resolved. Accordingly, Swenson was concerned about the projected November 19, 2008 filing date for the next quarterly report and expressed those concerns to the Company's outside legal counsel in a meeting on November 17, 2008. In this meeting the Company's outside legal counsel stated that despite the conclusion reached in the Audit Committee investigation report, the Company's Board of Directors and Audit Committee had not reached the conclusion that the financial statements of the Company could not be relied upon and did not know when or if that determination would be made.

Subsequent to the meeting with the Company's outside legal counsel on November 17, 2008, Swenson provided a letter to the Audit Committee stating that, based upon the Audit Committee investigation and the underlying facts, it concluded that its audit reports dated July 9, 2007 and March 31, 2008 related to the



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                                                                  [SWENSON LOGO]

previously issued financial statements for the years ended December 31, 2006 and 2007, respectively, should no longer be relied upon. In addition, Swenson's completed interim reviews related to the previously issued financial statements for the periods ended March 31, 2007, June 30, 2007, September 30, 2007 and March 31, 2008, should no longer be relied upon.

On November 19, 2008, the Audit Committee Chairman resigned from the Company's Audit Committee and his Chairmanship position.

ADMINISTRATIVE MATTERS AND OTHER CORRECTIONS/CLARIFICATIONS
-----------------------------------------------------------

Swenson believes that additional procedures should be performed by the Company in light of the Audit Committee's findings and conclusions. In addition, it believes the Company should reconsider its conclusions with respect to Item 9(a) of these filings regarding potential material weaknesses at the Company that failed to detect this matter. It should be noted that the Company was required to perform an assessment of their internal controls over financial reporting in compliance with Sarbanes-Oxley Item 404(a). While the Company elected to hire consultants to perform substantial parts this work, ultimately it is the Company's responsibility. Swenson was not engaged to express an opinion on the Company's internal controls over financial reporting under Sarbanes-Oxley Item 404(b). It was the responsibility of the CFO and/or other members of management to disclose this Judgment for multiple reasons, including that the Sarbanes-Oxley 404(a) process was underway, and doing so would assist in assessing the "Tone at the Top" in accordance with the control environment criteria of COSO.

In addition Swenson, the former auditor, did discuss with the Audit Committee in 2008 certain concerns it had with respect to the competency of the former CFO in the application of GAAP to certain financial statement matters.

The invoices submitted to the Audit Committee Chairman on November 11, 2008 represented time incurred in September and October 2008 in connection with this investigation and a retainer in the event the Company was engaged to perform additional procedures regarding this matter. The Company did not request a fee quote or engagement letter to perform additional procedures from Swenson. No engagement letters for any additional procedures or payments of these invoices have occurred as of the date of this letter.

Yours truly,

/s/ Swenson Advisors, LLP
-------------------------
SWENSON ADVISORS, LLP


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